Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

September 5, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2344

Income & Treasury Limited Duration Portfolio of Funds, Series 77

File Nos. 333-273341 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2343, filed on July 20, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 77 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose in the “Principal Investment Strategy” section how the trust is defining “limited duration.”

Response: In response to this comment, the fifth sentence of the first paragraph under “Principal Investment Strategy” have been replaced with the following:

The sponsor seeks to select Closed-End Funds that hold securities that have limited durations, which for the trust means having durations of five years or less. However, certain Closed-End Funds held by the trust may hold securities that have durations greater than five years.

2.       The “Principal Investment Strategy” section notes that the Closed-End Funds in which the trust invests may invest in convertible bonds. Please disclose whether the Closed-End Funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response: The Closed-End Funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

3.       In the “Principal Investment Strategy” section, please disclose the types of investments of the trust on the date of deposit.

Response:       A sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

Investment Summary — Security Selection

4.       In the security selection section it states, “ETFs are built like an index fund, but trade like a stock.” Please revise this sentence to states that some ETFs are built like an index fund.

Response:       The referenced sentence has been revised as follows:

ETFs are often built like an index fund, but trade like a stock.

Investment Summary — Principal Risks

5.       The Principal Risks include a risk factor that the trust is subject to an ETF’s index correlation risk. Please clarify in the Principal Investment Strategy section that the trust will invest in an index based ETF, if accurate.

Response:       In response to this comment, the first sentence under “Principal Investment Strategy” has been revised as follows:

Under normal circumstances, the trust will invest at least 80% of the value of its assets in a combination of common shares of closed-end investment companies (“Closed-End Funds”) that invest substantially all of their assets in various income-oriented securities of different asset classes and shares of an index tracking exchange-traded fund (“ETF”) that invests substantially all of its assets in short-term U.S. Treasury bonds.

6.       In the Principal Risks section there is reference to certain Closed-End Funds in which the trust invests investing in floating rate instruments. Please clarify that the ETF will invest in floating rate instruments as opposed to U.S. Treasuries and, if so, please clarify that point in the Principal Investment Strategy Section.

Response: The ETF will not invest in floating rate instruments and will invest in U.S. Treasuries. Any reference to the ETF will be removed from the floating-rate risk.

7.       The risk disclosure relating to floating-rate securities has disclosure relating to LIBOR. Please update the LIBOR disclosure.

Response:       In response to this comment, the second paragraph of the floating-rate risk disclosure will be replaced with the following:

Many of the floating-rate securities in which a Closed-End Fund may invest are subject to rates that are tied to an interest rate. Historically, many floating-rate securities were tied to the London Interbank Offered Rate (“LIBOR”). Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding floating-rate securities.

Similar revisions will be made to the floating-rate securities risk disclosure and senior loan risk disclosure under the “Investment Risks” section.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren